Exhibit 99.1

Richmont Mines Reports Fourth Quarter and Annual Financial Results;

Island Gold Delivers Another Record Year

TORONTO, Ontario, Canada, February 22, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) is reporting operating and financial results for the fourth quarter and year-ended December 31, 2015, driven by record results from the cornerstone Island Gold Mine. The Corporation will host a conference call and webcast on Monday, February 22, 2016, beginning at 8:30 a.m. Eastern Time (details below). (All amounts are in Canadian dollars, unless otherwise indicated.)

FOURTH QUARTER AND ANNUAL HIGHLIGHTS

  Fourth quarter production of 22,380 ounces of gold (21,576 ounces sold) at an average realized gold price of $1,474 per ounce (US$1,104), for quarterly revenues of $31.9 million (US$23.9 million). Annual production was 98,031 gold ounces (96,895 ounces sold), at an average realized gold price of $1,480 per ounce (US$1,157), for annual revenues of $143.7 million (US$112.4 million). Production for 2015 exceeded the high end of revised guidance levels.

  Cash costs for the fourth quarter were $1,034 per ounce (US$774 per ounce) and All-In-Sustaining Costs (AISC) of $1,666 per ounce (US$1,274 per ounce). For 2015, Cash costs were $977 per ounce (US$764 per ounce) and AISC of $1,373 per ounce (US$1,074 per ounce). Cash costs and AISC for 2015 were in-line with revised guidance levels.

  Fourth quarter loss was $4.1 million (US$3.0 million), or $(0.07) per share (US$0.05 per share). For 2015, earnings were $6.8 million (US$5.3 million), or $0.12 per share (US$0.09 per share).

  For the fourth quarter, operating cash flow was $6.8 million (US$ 5.1 million), or $0.12 per share (US$0.09 per share). For 2015, operating cash flow was $42.4 million (US$33.2 million), or $0.74 per share (US$0.58 per share).

  Richmont ended the quarter with a strong cash balance of approximately $61.0 million that will support the Corporation’s growth strategy.

  On February 9, 2016, Richmont announced a 187% increase in reserves, including a 206% increase in reserves at the cornerstone Island Gold Mine and a 95% increase in reserves at the Beaufor Mine.

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Financial Highlights

(in thousands, except per share	Quarter ended	Quarter ended	Year-end	Year-end
amounts)	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Revenue from mining operations	31,864	29,562	143,733	132,196
Net earnings (loss) per share, basic	(0.07)	0.02	0.12	0.18
Operating cash flow, per share	0.12	0.07	0.74	0.60
Adjusted operating cash flow, per share(1)	0.04	0.10	0.60	0.76
Free cash flow, per share(2)	(0.27)	(0.07)	(0.17)	0.09
(1)	After changes in non-cash working capital.
(2)	Refer to the Non-GAAP performance measures contained in the Annual Management’s Discussion & Analysis.

Operational Highlights

	Quarter ended	Quarter ended	Year-end	Year-end
	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Gold produced (oz)	22,380	22,931	98,031	95,740
Gold sold (oz)	21,576	21,666	96,895	94,503
Cash costs per ounce (CAN$)(1)	1,034	981	977	956
AISC (CAN$)(1)	1,666	1,420	1,373	1,219
Realized gold price (CAN$)	1,474	1,361	1,480	1,396
Cash costs per ounce (US$)(1)	774	864	764	866
AISC (US$)(1)	1,247	1,251	1,074	1,104
Realized gold price (US$)	1,104	1,198	1,157	1,264
(1)	Refer to the Non-GAAP performance measures contained in the Annual Management’s Discussion and Analysis.

“We successfully achieved our 2015 objectives of advancing the transformation of our cornerstone Island Gold Mine to best position this core asset for significant growth and cash flow generation beginning in 2017. In 2015, we executed a very disciplined capital allocation strategy to unlock the potential of this core asset. In 2016, we will focus on completing the accelerated development program as detailed in the Preliminary Economic Assessment (“PEA”),” stated Renaud Adams, CEO. He continued, “Our confidence in the potential of Island Gold continues to grow, strongly supported by the results of our recent PEA, our significant 206% increase in reserves, together with the early results from our exploration program that indicate a potential to expand this deposit both laterally and at depth, below the 1,000 metre level. We begin 2016 with two quality, Canadian-based assets, a strong cash position and a dedicated and experienced management team. We look forward to completing our accelerated development program at Island Gold and another year of creating significant value for our shareholders.”

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Island Gold Mine Highlights

ISLAND GOLD MINE	Quarter ended	Quarter ended	Year-end	Year-end
	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Gold produced (oz)	14,203	8,974	55,040	42,206
Gold sold (oz)	13,504	9,052	52,363	42,078
Cash costs per ounce (CAN$)(1)	1,026	1,307	1,034	982
AISC (CAN$)(1)	1,587	2,062	1,460	1,317
Realized gold price (CAN$)	1,476	1,354	1,481	1,398
Cash costs per ounce (US$)(1)	768	1,151	808	889
AISC (US$)(1)	1,188	1,816	1,141	1,192
Realized gold price (US$)	1,105	1,192	1,158	1,266
Underground tpd	657	399	659	601
Mill tonnes	60,352	46,651	242,137	230,828
Mill tpd	656	507	663	632
Head grade (g/t)	7.62	6.28	7.31	5.91
Recoveries (%)	96.0	95.3	96.8	96.3
Sustaining Costs ($000’S)	7,576	6,837	22,330	14,110
Project Costs ($000’s)	14,505	1,956	30,894	11,767
Non-sustaining exploration costs ($000’s)	2,865	443	4,600	771
(1)	Refer to the Non-GAAP performance measures contained in the Annual Management’s Discussion and Analysis.

  At the end of 2015, the Island Gold Mine reported 5 years of operations without lost-time injury.

  Production for the fourth quarter was 14,203 ounces (13,504 ounces sold), in-line with the prior quarter, despite the 3-week planned shutdown to complete an underground mine upgrade and 2- week mill shutdown in the quarter. Production for the year was a record 55,040 ounces (52,363 ounces sold) for the year, 16% above annual production guidance levels.

  Cash costs for the quarter were $1,026 (US$768) per ounce, a significant 21% decrease over the prior year period. For 2015, cash costs increased by 5% to $1,034 (US$808) per ounce. Cash costs for the year were in-line with guidance levels despite 50% of the tonnes mined coming from development ore as compared a plan of 40%.

  AISC for the quarter decreased by 23% to $1,587 (US$1,188) per ounce over the prior year period. For 2015, AISC increased by 11% to $1,460 (US$1,141) per ounce as the operation continued to focus on accelerated development as detailed in the PEA. AISC for 2015 were in-line with guidance estimates, in spite of higher than planned sustaining capital expenditures during the year.

  During the fourth quarter, approximately $7.6 million (US$5.7 million) in sustaining costs were incurred at Island Gold and a total of approximately $22.3 million (US$17.4 million) for 2015, approximately $3.2 million (US$2.2 million) higher than guidance levels. Additional sustaining costs for the year included electrical and infrastructure upgrades of $1.7 (US$1.3 million) and the development of additional resources located in the Goudreau Zone, which was not considered in 2015 guidance estimates. As a result of certain sustaining capital costs being incurred in 2015, 2016 sustaining capital investment estimates have decreased to $17.3 million (US$12.7 million).

  During the fourth quarter approximately $14.5 million (US$10.9 million) of project development costs were invested and $30.9 million (US$ 24.2 million) in 2015. Additional project capital investments for 2015 included the expansion of the tailings dam capacity for $6.8 million (US$ 5.3

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  million), electrical upgrades of $3.4 million (US$ 2.7 million) as well as other site infrastructure upgrades.

  In February 2016, the results of the expanded delineation drilling program reported a 206% increase in Mineral Reserves to 561,700 gold ounces (net of depletion) at Island Gold with a corresponding 29% increase in reserve grades to 8.26 g/t. Almost 80% of the resources from the Lower C Zone included in the PEA were converted to reserves, significantly de-risking this core operation, which now has a 7-year mine life based on reserve estimates.

  An initial update on the Island Gold 86,500 metre exploration drilling program was released in December 2015. Drilling continued to demonstrate the significant potential for resource growth, production growth and mine life extension of this cornerstone asset both laterally above the 860 metre level, as well as below the 1,000 metre level. During 2015, approximately 38,020 metres of drilling were completed with the remaining 48,480 metres to be completed by the end of April, 2016. Exploration drilling costs of $2.9 million were incurred in the fourth quarter and approximately $4.6 million in 2015. Approximately $6.2 million (US$4.5 million) in exploration drilling costs have been estimated for the first half of 2016 to complete the 2015 program.

Beaufor Mine Highlights

	Quarter ended	Quarter ended	Year-end	Year-end
BEAUFOR MINE	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Gold produced (oz)	5,652	6,633	26,411	24,959
Gold sold (oz)	5,237	5,840	26,875	24,006
Cash costs per ounce (CAN$)(1)	1,084	935	995	946
AISC (CAN$)(1)	1,515	988	1,216	1,024
Realized gold price (CAN$)	1,467	1,367	1,474	1,399
Cash costs per ounce (US$)(1)	812	823	778	856
AISC (US$)(1)	1,135	870	951	927
Realized gold price (US$)	1,099	1,204	1,153	1,267
Underground tpd	306	327	343	323
Mill tonnes	28,345	30,247	125,447	115,573
Head grade (g/t)	6.30	6.96	6.64	6.86
Recoveries (%)	98.4	98.1	98.6	97.9
Sustaining Costs ($000’S)	2,259	313	5,942	1,880
Project and non-sustaining capital ($000’s)	132	607	340	1,733
(1)	Refer to the Non-GAAP performance measured contained in the Annual Management’s Discussion and Analysis.
(2)	Sustaining capital includes delineation and exploration drilling.

  At the end of 2015, the Beaufor Mine reported 2 years of operations without lost-time injury.

  Production for the quarter was 5,652 ounces (5,237 ounces sold) and 26,411 ounces (26,875 ounces sold) in 2015.

  Cash costs for the quarter were $1,084 (US$812) per ounce, and $995 (US$778) per ounce for 2015. AISC for the quarter were $1,515 (US$1,135) per ounce and $1,216 (US$951) per ounce for 2015.

  As of December 31, 2015, all of the planned $5.9 million in sustaining costs had been incurred.

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  On February 8, 2016 the Corporation reported a 95% increase in Mineral Reserves to 63,850 gold ounces (net of depletion) at the Beaufor Mine at a reserve grade of 6.57 g/t, increasing mine life to over 2-years.

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Monique Mine Highlights

MONIQUE MINE	Quarter ended	Quarter ended	Year-end	Year-end
	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Gold produced (oz)	2,525	7,324	16,580	23,675
Gold sold (oz)	2,835	6,774	17,657	23,490
Cash costs per ounce (CAN$)(1)	977	586	782	910
AISC (CAN$)(1)	982	647	798	958
Realized gold price (CAN$)	1,478	1,366	1,486	1,387
Cash costs per ounce (US$)(1)	731	516	612	824
AISC (US$)(1)	735	570	625	867
Realized gold price (US$)	1,107	1,203	1,162	1,256
Mill tonnes	45,922	85,447	224,673	283,009
Head grade (g/t)	1.77	2.80	2.37	2.71
Recoveries (%)	96.4	95.3	96.7	96.0
(1)	Refer to the Non-GAAP performance measured contained in the Annual Management’s Discussion and Analysis.

  Production from the Monique Mine ceased in January 2015 as the open pit mine was depleted. Over the remainder of the year 212,000 tonnes of the 228,000 tonne stockpile was processed.

  Production for the quarter was 2,525 ounces (2,835 ounces sold), as the operation processed the lower-grade stockpile ore during the quarter. Production for 2015 was 16,580 ounces (17,657 ounces sold). The processing of the lower grade stockpile was essentially completed at the end of 2015 with a remaining 16,000 tonnes at 2.16 g/t gold was processed in January 2016.

  Cash costs for the quarter were $977 (US$731) per ounce, and $782 (US$612) per ounce for 2015.

  AISC for the quarter were $982 (US$735) per ounce and $798 (US$625) per ounce for 2015.

Quebec Division

  For the fourth quarter, the Quebec division, which is comprised of the Beaufor and Monique mines and the Camflo mill, produced 8,177 ounces of gold (8,072 ounces sold) and 42,991 ounces (44,532 sold) for 2015, in-line with guidance estimates.

  Cash costs for the quarter were $1,046 per ounce (US$783 per ounce) and AISC of $1,291 per ounce (US$ 967 per ounce), in-line with guidance estimates.

Fourth Quarter and Recent Corporate Highlights

  On February 11, 2016, the Corporation announced 2016 operational estimates that includes a potential production increase of up to 22% from the Island Gold mine that is expected to drive a corresponding decrease in All-in Sustaining Costs (“AISC”).

  On February 9, 2016 Richmont announced updated Mineral Reserves and Resources as of December 31, 2015, that includes a 206% increase in Mineral Reserves at the cornerstone Island Gold Mine to 561,700 gold ounces (net of depletion) at a Mineral Reserve grade of 8.26 g/t. The Beaufor Mine reported a 95% increase in Mineral Reserves to 63,850 gold ounces (net of depletion) at a Mineral Reserve grade of 6.57 g/t, which will extend mine life by more than two years. The Corporation will file an update NI 43-101 technical report within 45 days.

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  On December 22, 2015, Richmont announced that Mr. René Marion was appointed as non- executive Chairman of the Board effective January 1, 2016 following the resignation of Mr. Greg Chamandy as Executive Chairman, but remains as a director of the Corporation and a member of the Technical and Corporate Responsibility Committee.

  On December 21, 2015, Richmont provided an initial update on the Island Gold exploration drilling program which continues to demonstrate the significant potential of this cornerstone asset, particularly the potential to extend the deposit laterally above the 860 metre level and at depth below the 1,000 metre level.

  On December 7, 2015, Richmont announced the appointment of Mr. Christian Bourcier as Vice- President, Operations effective January 11, 2016. Mr. Bourcier is a mining engineer with over 21 years of mining experience, primarily in the prolific Abitibi region of northwestern Quebec and will be responsible for all operational programs for Richmont.

  On October 28, 2015, Richmont announced the completion of a PEA for the expansion of the cornerstone Island Gold Mine, highlighting the potential for increased production and lower all-in- sustaining costs. The PEA considers a phased approach with Phase 1 evaluating a Base Case scenario of 800 tonnes per day, as well as a potential 1,150 tonne per day Expanded Case from 2017. A National Instrument 43-101 Technical Report containing the PEA was filed on December 11, 2015.

Upcoming News & Events

  Exploration update (late-February and late April)

  Q1 2016 preliminary production preview (mid-April)

  Annual General Meeting of Shareholders (May 12)

Financial Statements and Management’s Discussion and Analysis

The financial statements and related Management’s Discussion and Analysis can be found on the Corporation’s website at www.richmont-mines.com or under the Company’s profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Webcast and Conference Call

A webcast and conference call will be held on Monday, February 22, 2016 starting at 8:30 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access

•	International & Toronto:	1-416-764-8688
•	Canada & U.S. Toll Free:	1-888-390-0546

Please ask to be placed into the Richmont Mines 2015 Fourth Quarter and Annual Results Conference Call.

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Conference Call Live Webcast

The conference call will be broadcast live on the Internet via webcast. To access the webcast, please follow this link: http://event.on24.com/r.htm?e=1129773&s=1&k=2F28C56467968F94254C8DD04B6CD2D1

Archive Call Access

If you are unable to attend the conference call, a replay will be available until 11:59 p.m. Eastern Time, February 29, 2016 by dialing the appropriate number below:

•	International & Toronto:	1-416-764-8677	Passcode: 628767#
•	Canada & U.S. Toll Free:	1-888-390-0541	Passcode: 628767#

Archive Webcast

The webcast will be archived for 90 days. To access the archived webcast, visit the Corporation’s website at www.richmont-mines.com or follow this link: http://event.on24.com/r.htm?e=1129773&s=1&k=2F28C56467968F94254C8DD04B6CD2D1

About Richmont Mines Inc.
Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

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Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Richmont Mines Inc.
Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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